Exhibit 99.6

Curaleaf Announces CEO Succession Effective January 1, 2021

Curaleaf President Joseph Bayern Appointed Next CEO

Current Curaleaf CEO Joseph Lusardi to Continue as Executive Vice-Chairman of the Board of Directors

Wakefield, MA – Nov 17, 2020 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, today announced that its Board of Directors have unanimously appointed Curaleaf President Joseph Bayern as the Company’s next CEO, effective January 1, 2021. Curaleaf’s current CEO Joseph Lusardi will continue to work closely with Mr. Bayern to ensure a seamless executive transition. Mr. Lusardi will continue to serve on the Company’s Board of Directors and will be named Executive Vice-Chairman of the Board effective January 1, 2021.

Boris Jordan, Executive Chairman of the Board of Curaleaf, stated, “Joe Bayern is an outstanding leader with a proven track record of success, and we are thrilled to appoint him as the next CEO of Curaleaf. On behalf of the entire Board of Directors, we are deeply grateful to Joe Lusardi for his long-term commitment as a founder of the Company as well as his five years of service as Curaleaf’s CEO. Joe Lusardi demonstrated outstanding leadership and a unique vision in growing Curaleaf to be a leading, vertically-integrated, multi-state cannabis company it is today.”

“Thanks to Joe Lusardi’s vision and relentless commitment to advancing Curaleaf’s strategy, Curaleaf has recently completed two successful and transformational acquisitions – Select, a leading cannabis wholesale brand in the United States, and Grassroots, previously one of the largest private U.S multi-state operators. With the integration of these powerful assets completed, Joe determined now was the appropriate time to transition the CEO position and focus on his role as a member of the Curaleaf Board of Directors. Overall, the Company is well positioned for continued success as Joe Bayern steps into the CEO role to lead us on to our next phase of growth. As Curaleaf increasingly-focuses on driving national brands across our expanding platform, and further evolving our consumer-focused business model, we believe his deep experience in leading major consumer packaged goods businesses makes him the ideal leader for the Curaleaf CEO role,” concluded Mr. Jordan.

Joseph Bayern, President of Curaleaf, said, “I am honored to have been selected as the next CEO of Curaleaf and look forward to seamlessly transitioning into the role in January. I am truly excited by the opportunities ahead to continue advancing our mission of providing clarity around cannabis and confidence around consumption. With roughly two-thirds of the U.S. population now having legal access to medical or recreational cannabis, Curaleaf remains in the very early innings of its true long-term growth potential. I look forward to working closely with Boris, the Board and the rest of the management team to deliver on our vision as well creating long-term value for all our shareholders.”

Joseph Lusardi, Chief Executive Officer of Curaleaf, added, “I am incredibly proud to have led Curaleaf’s growth from a single small medical dispensary in New Jersey to a market leader today with more than 3,000 team members, serving patients and customers across 23 states. Throughout my tenure as CEO, and since Curaleaf’s founding, I have been driven to create a better understanding of the health and wellness benefits of cannabis, all centered around the clear goal to improve people’s lives. It’s overwhelming to think of the thousands of patients and customers we now help every single day. I’m confident that under Joe Bayern’s leadership, Curaleaf will continue to go from strength-to-strength, to introduce more people to the benefits of cannabis, innovate new products and customer experiences, as well as play a leading role in transforming our industry for long-term growth and cultural normalization. I’m excited and happy to continue to be a part of Curaleaf’s next chapter and want to thank all of the team members, investors and partners who have got us to where we are today.”

Mr. Bayern brings more than 20 years of executive leadership experience in cannabis and consumer-packaged goods. Since joining Curaleaf in December 2019, Bayern has been responsible for driving overall operational excellence and revenue growth as well as leading the integration of the Company's strategic acquisitions of Grassroots and Select. He was also instrumental in navigating and adapting the Company to the challenges raised by the COVID pandemic. Previously, Bayern served as President at INDUS Holdings, a vertically integrated cannabis company, and Chief Executive Officer and Chief Operating Officer of the global beverage leader VOSS of Norway. Additional experience with leading consumer-packaged goods companies includes playing an integral role in fueling topline growth and profitability initiatives amid the creation of the $6 billion Dr. Pepper Snapple Group as well as the transformation of Cadbury into a singularly focused confectionary leader.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 96 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

FORWARD LOOKING STATEMENT

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the succession plan and transition of Chief Executive Officer role at the Company. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Dan Foley, VP, Finance and Investor Relations
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, VP Corporate Communications
media@curaleaf.com

3